May 22, 2008

United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington D.C. 20549-3561

Attention Mr. Doug Jones

Dear Sir,	Re: Sungold International Holdings Corp.

I have reviewed the comments pertaining to Form 20-F for the Year Ended August 31, 2007, and discussed them with Mr. Doug Jones. As a result, we are refiling the Financial Statements to include the report of the auditors for each of the prior two years, and to delete the logo of the current auditors from all pages except their opinion page.

As requested, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Yours truly
Sungold International Holdings Corp.

/s/T.K. Blackwell

T. Keith Blackwell
Chief Executive Officer

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